Mail Stop 4561

December 2, 2008

Mr. John S. Lotardo
Chief Financial Officer
Flatbush Federal Bancorp, Inc.
2146 Nostrand Avenue
Brooklyn, New York 11210

      RE: Flatbush Federal Bancorp, Inc.
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Form 10-Q for Fiscal Quarter Ended September 30, 2008
              File No. 000-50377

Dear Mr. Lotardo:

      We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Please provide a
written response to our comments. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A (T). Controls and Procedures, page 32-33

1.   Please note, a statement that the controls are adequate is not acceptable. In future filings, revise your disclosure to clarify the company's officers conclusions regarding the <u>effectiveness</u> (i.e. effective or not effective) of the company's disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of these controls and procedures.

Form 10-Q for the quarterly period ended September 30, 2008

Financial Statements

General

2.   Please revise your future filings to provide the disclosures required by SFAS 157 and SFAS 159, as applicable.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief